

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2024

Jennifer Ernst
Chief Executive Officer
Tivic Health Systems, Inc.
25821 Industrial Blvd., Suite 100
Hayward, CA 94545

  Re: Tivic Health Systems, Inc.
    Registration Statement on Form S-1
    Filed March 29, 2024
    File No. 333-278383

Dear Jennifer Ernst:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Juan Grana at 202-551-6034 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Industrial Applications and
        Services

cc: Christopher L. Tinen, Esq.